First Quarter Report

March 31, 2007

Notice to Readers

The interim unaudited consolidated financial statements of Augusta Resource Corporation (the “Company”) for the three months ended March 31, 2007 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 which are available at the SEDAR website at www.sedar.com.

Augusta Resource Corporation

Director’s Report to Our Shareholders

After reaching a number of critical milestones in 2006, Augusta Resource Corporation was pleased to deliver the 2007 Rosemont Deposit Mineral Resource Estimate in the first quarter of 2007. The updated resource estimate reports 5.7 billion pounds (“lbs”) of copper (“Cu”) and 157 million ounces (“oz”) of molybdenum (“Mo”) in measured and indicated resources, and 1.5 billion lbs of Cu and 23 million oz of Mo in inferred resources. The estimate also includes a new silver (“Ag”) resource for the deposit, which quantifies approximately 66.5 million ounces (“oz”) of Ag in measured and indicated resources and 9.3 million oz of Ag in inferred resources.

The updated resource statement comes after completing a 20,000-meter infill drill program at Rosemont in 2006, which was focused on upgrading the sulfide copper-molybdenum-silver resource (543.1 M tons at 0.75% Cu equivalent at a 0.2% Cu cutoff). In addition the Company conducted a re-assay program of historic drilling, which combined with new drilling to quantify a surface oxide copper resource (74.5 M tons at 0.20% Cu equivalent at a 0.1% Cu cutoff). The following tables provide a more detailed outline of the updated resource statement:

TABLE 1

Cutoff Grade Cu %	Short Tons (millions)	%Cu	%Mo	Ag oz/t	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)	lbs Cu Eq.* (millions)
MEASURED MINERAL RESOURCES
Oxides: 0.10	14.3	0.21	-	-	-	61	-	-	61
Sulfides: 0.20	120.4	0.55	0.016	0.15	0.82	1,312	38.5	17.5	1,986
INDICATED MINERAL RESOURCES
Oxides: 0.10	60.2	0.20	-	-	-	236	-	-	236
Sulfides: 0.20	422.7	0.49	0.014	0.12	0.73	4,109	118.4	49.0	6,146
TOTAL COMBINED MEASURED AND INDICATED MINERAL RESOURCES
Oxides: 0.10	74.5	0.20	-	-	-	297	-	-	297
Sulfides: 0.20	543.1	0.50	0.014	0.12	0.75	5,421	156.9	66.5	8,132

TABLE 2

Cutoff Grade Cu %	Short Tons (millions)	% Cu	%Mo	Ag oz/t	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)	lbs Cu Eq.* (millions)
INFERRED MINERAL RESOURCES
Oxides: 0.10	30.0	0.20	-	-	-	121	-	-	121
Sulfides: 0.20	163.0	0.43	0.007	0.06	0.55	1,386	22.8	9.3	1,777

Copper equivalence is based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors. The new NI 43-101 report on the Rosemont Property will be filed on SEDAR before April 30, 2007.

Augusta Resource Corporation retained WLR Consulting, Inc. (WLRC) of Lakewood, Colorado to estimate the Rosemont mineral resources as a part of a bankable feasibility mining study that is presently in progress. The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

Also in the first quarter, Augusta announced the granting of 1,035,000 stock options to directors, officers and employees of the Company at an exercise price of $2.12 per share for a period of five years expiring on March 2, 2012.

Augusta Resource Corporation	2

2007 Growth Objectives

Final Feasibility Study

Augusta’s management team is pleased with being able to increase the measured and indicated resource estimate for the Rosemont project. These results will now be evaluated for economic mine designs in the final feasibility study due for completion in the second quarter. With the sizable increase in the resource estimate to more than 10 billion pounds of copper equivalent, the Rosemont project is proving to be even more of a strategic, US domestic asset.

Permitting

Concurrent with completing the final feasibility study at Rosemont, the Company is preparing a detailed and comprehensive Plan of Operations for submission to the US Forest Service in the second quarter of 2007. Using this plan as a basis for permitting, Augusta will then move through the National Environmental Policy Act (“NEPA”) permitting process, whereby the US Forest Service initiates an Environmental Impact Statement and public review process. The company continues to work with local interests to address relevant factual concerns and issues as part of the NEPA process.

Financing

With approximately $3.8 million in cash on hand as at March 31, 2007, the Company has commenced discussions with various financial intermediaries in preparation for an expected release of a positive final feasibility study and the subsequent Board of Directors decision to proceed with the development of Rosemont. The initial objective is to secure sufficient funding to cover expenditures through to the expected completion of the permitting process.

Marketing

Augusta was pleased to present at the 2007 Global Resources Conference put on by BMO Capital Markets in February. The event provided the opportunity for the management team to introduce the Company and meet with a number of institutional investors. In addition, the Company presented at the American Stock Exchange’s fourth annual Precious and Base Metals Conference in New York in early April.

The Augusta management team is committed to advancing the Rosemont project as a cornerstone asset for growth in becoming a mid-tier copper producer within the next five years. The Company continues to look for opportunities to acquire exploration, development and production stage projects, in an effort to position the Company as a major copper producer in the long term.

For further details please refer to our Financial Statements and Management Discussion and Analysis.

On behalf of the Board,

/S/ Gil Clausen

Gil Clausen
President & Chief Executive Officer	April 27, 2007

Augusta Resource Corporation	3

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
As at March 31, 2007 and December 31, 2006

(See Note 1 - Basis of presentation)		March 31	December 31
	Notes	2007	2006
ASSETS

CURRENT
Cash and cash equivalents		$3,777,875	$9,686,886
Accounts receivable	(8)	276,417	370,270
Prepaid expenses		183,290	196,762
		4,237,582	10,253,918

CAPITAL ASSETS	(3)	856,816	198,131

MINERAL PROPERTIES AND
DEFERRED DEVELOPMENT	(4)
Land and mineral properties		33,220,386	32,047,699
Deferred development		19,232,381	16,038,783
		52,452,767	48,086,482
		$57,547,165	$58,538,531

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	(8)	$1,860,287	$1,792,788
Current portion of notes and advances	(5)	1,736,410	1,700,209
		3,596,697	3,492,997

LONG-TERM
Future income taxes		2,200,000	2,200,000
Notes, advances and other	(5)	15,117	16,369
		5,811,814	5,709,366

Commitments	(10)

SHAREHOLDERS' EQUITY

Share capital	(7[b])	60,332,348	60,332,348
Contributed surplus	(7[f])	15,211,997	14,764,927
Deficit		(23,808,994)	(22,268,110)
		51,735,351	52,829,165
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY		$57,547,165	$58,538,531

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke – Director	Gil Clausen - Director

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	4

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)
For the Three Month Period Ended March 31, 2007 and 2006

		Three months ending March 31
	Notes	2007	2006
			(restated, note 2)
EXPENSES
Salaries,benefits and bonuses		$506,377	$241,467
Stock based compensation	(7[d] )	447,070	230,546
Insurance		113,378	74,341
Legal fees		96,433	20,139
Filing and regulatory		72,503	19,165
Travel		52,495	48,099
Office and sundry		48,023	35,268
Investor relations		43,001	57,814
Consulting and communication		38,449	24,855
Accounting and audit		35,000	35,500
Rent		33,691	16,790
Amortization		6,630	845
Fiscal and advisory services		4,012	18,207
Administration	(8)	-	7,500
Foreign exchange gain		(9,958)	(9,260)
Other expenses (revenues)		60,707	-

Loss from operations		(1,547,811)	(821,276)
Interest and other income		68,006	71,983
Debt issuance costs	(6)	-	(163,678)
Interest and finance charges		(61,079)	(613,510)

NET LOSS		(1,540,884)	(1,526,481)

Deficit, beginning of the period		(22,268,110)	(11,702,633)
Share issue costs		-	(3,518,206)
Other comprehensive income (loss)		-	-

DEFICIT, END OF PERIOD		$(23,808,994)	$(16,747,320)

BASIC & DILUTED LOSS PER SHARE		$(0.02)	$(0.04)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING		72,749,067	40,431,680

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	6

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
For the Three Month Period Ended March 31, 2007 and 2006

		Three Months Ened March 31,
	Notes	2007	2006
			(restated, note 2)
NET INFLOW (OUTFLOW) OF CASH RELATED TO
THE FOLLOWING:

OPERATING
Net loss for the period		$(1,540,884)	$(1,526,481)
Items not affecting cash:
Stock based compensation	(7[d] )	447,070	230,546
Accretion interest on debt		54,922	544,493
Amortization		6,630	845
Debt issuance costs	(6)	-	163,678
Unrealized foreign exchange gain		(18,721)	(15,084)
Other		(1,252)	(1,268)
		(1,052,235)	(603,271)

Net changes in non-cash working capital items:
Accounts receivable		93,853	(27,823)
Prepaids		13,472	8,865
Accounts payable & accrued liabilities		(1,396)	33,290
Net cash flows used in operating activities		(946,306)	(588,939)

FINANCING
Issuance of common shares		-	598,359
Warrant exercise received		-	46,874
Issuance of special warrants	(7[c] )	-	44,099,000
Share issue costs		-	(2,752,276)
Net cash flows from financing activities		-	41,991,957

INVESTING
Investment in mineral properties, net of related payables	(4)	(1,191,244)	(16,252,111)
Deferred development , net of related payables	(4)	(3,317,127)	(800,667)
Investment in fixed assets	(3)	(454,334)	-
Net cash flows used in investing activities		(4,962,705)	(17,052,778)

NET CASH INFLOW (OUTFLOW)		(5,909,011)	24,350,240
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		9,686,886	2,252,044
CASH AND CASH EQUIVALENTS, END OF PERIOD		$3,777,875	$26,602,284

SUPPLEMENTAL INFORMATION
Interest Paid		$-	$-
Interest Received		$356,098	$47,502
Non-cash transactions:
Warrants issued as share issue expenses		$-	$905,190

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2007 AND 2006

1.	BASIS OF PRESENTATION

The accompanying interim consolidated financial statements of Augusta Resource Corporation (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s annual consolidated financial statements for the year ended December 31, 2006 (the “Annual Financial Statements”). The interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the result that may be expected for the full fiscal year ending December 31, 2007.

2.	RESTATEMENT

During the preparation of the Form 40-F filing document, a requirement for an American Stock and Options Exchange (AMEX) listing the Company discovered non-cash errors relating to its financial statements for the first quarter ended March 31, 2006 as well as for each quarter of 2005. In the previously released financial statements the Company had not properly accounted for the convertible debenture issued on June 1, 2005. Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3860 requires that the proceeds received from the issuance of convertible debt be allocated between its equity and debt components. The Company had treated all the proceeds as debt. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2005, the Company concluded that the time period used to calculate the volatility assumption required adjustment.

Augusta Resource Corporation	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2007 AND 2006

2.	RESTATEMENT (continued)

Through and as at March 31, 2006 the impact of the restatement was:

	As previously	Adjustments	As restated
	reported

March 31, 2006

Statement of operations
Stock based compensation	385,978	(155,432)	230,546
Loss from operations	(976,708)	155,432	(821,276)
Debt issuance costs	(679,675)	515,997	(163,678)
Interest and finance charges	(165,380)	(448,130)	(613,510)
Net loss for the period	(1,749,780)	223,299	(1,526,481)
Deficit, beginning of period	(11,545,568)	(157,065)	(11,702,633)
Deficit, end of period	(16,813,554)	66,234	(16,747,320)

Statement of cash flows
Net loss for the period	(1,749,780)	223,299	(1,526,481)
Accretion interest on debt	96,363	448,130	544,493
Debt issue costs	679,675	(515,997)	163,678
Stock based compensation	385,978	(155,432)	230,546

3.	CAPITAL ASSETS

		March 31, 2007		December 31, 2006
		Accumulated
	Cost	Amortization	Net Book Value	Net Book Value

Water rights (1)	$644,599	$-	$644,599	$-
Buildings	127,326	-	127,326	108,463
Computer Software	37,113	8,519	28,594	31,687
Furniture and Equipment	36,680	5,047	31,633	31,521
Computer Hardware	32,982	8,318	24,664	26,460

	$878,700	$21,884	$856,816	$198,131

(1) Water rights payments relate to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP will be pumped into the aquifer to be accessed at a later date during operations.

4.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT

On March 31, 2006 the Company exercised its option to purchase the Rosemont property in Pima County Arizona. The Company has paid the remaining $16.1 million (US $13.7million), under its purchase option agreement. With this final payment Augusta now owns a 100% interest in the Rosemont property subject to a 3% NSR.

Augusta Resource Corporation	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2007 AND 2006

4.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT (continued)

The purchase price has been allocated based on the fair value of the consideration provided which equates the fair value of the Rosemont property land and mineral rights acquired based on management’s best estimates and takes into account all available information at the time these consolidated financial statements were prepared.

	Mineral Properties Cost		Deferred Development Expenses
	March 31	December 31	March 31	December 31
Mineral Properties and Deferred Development	2007	2006	2007	2006
Rosemont property	$26,160,581	$25,017,429	$18,328,752	$15,471,679
Mt. Hamilton property	6,801,978	6,801,978	347,148	346,659
Shell property	257,827	228,292	556,481	220,445
	$33,220,386	$32,047,699	$19,232,381	$16,038,783

Mineral properties:	2006	2006
Balance, beginning of period	$32,047,699	$15,161,604
Acquisition costs	1,172,687	17,157,330
Lone Mountain cost adjustment	-	(24,993)
Write-offs	-	(246,242)
Balance, March 31, 2007 and December 31, 2006	33,220,386	32,047,699

Deferred development:
Balance, beginning of period	16,038,783	3,035,560
Work program expenditures (1)	3,193,598	13,066,531
Write-offs	-	(63,308)
Balance, March 31, 2007 and December 31, 2006	19,232,381	16,038,783

Total Mineral Properties and Deferred Development	$52,452,767	$48,086,482

(1)	Includes geological, engineering and environmental work programs designed to advance the development of the mineral property.

Augusta Resource Corporation	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2007 AND 2006

5.	LONG TERM NOTES AND ADVANCES

	March 31	December 31
	2007	2006

Notes and advances	$38,405	$39,657
Long term notes	1,713,122	1,676,921
	1,751,527	1,716,578
Less: Current portion	(1,736,410)	(1,700,209)
Total long term notes and advances	$15,117	$16,369

The purchase of the Mount Hamilton property included cash consideration of US $3,000,000 (net present value of $3,103,438 discounted using an interest rate 15%). An initial installment payment of US $500,000 ($620,100) was paid in the second quarter of 2005 and the remaining consideration comprised two non-interest bearing US dollar notes totaling US $2,500,000 which were discounted using an interest rate of 15%. On June 30, 2006 the US $1,000,000 ($1,165,400) note was repaid. The remaining note of US $1,500,000 (with a net present value of $1,713,122 at March 31, 2007 and a Canadian equivalent for the repayment total of $1,729,350) was initially due on April 20, 2007 but has now been extended for 2 months at an interest rate of 10%.

Other notes and advances do not provide for specific terms of repayment and are unsecured.

6.	CONVERTIBLE DEBENTURE

On June 1, 2005, in connection with the Rosemont acquisition, the Company issued a convertible debenture for $6,000,000. The debenture had a one-year term, with half due within six-months, and was convertible at the option of the lender into 2,181,818 common shares of the Company at a price of $2.75 per share. The convertible debenture bore an interest rate of 9% annually and the Company has the option to repay the convertible debenture on the specified repayment dates in cash or stock. Any accrued interest owing under the convertible debenture may be converted into common shares at the discretion of the lender. The convertible debenture was issued with 363,363 common shares of the Company to the lender at a fair market value at the date of the transaction of $2.805 per common share (after a discount of 15% to reflect a hold period that expired on October 2, 2005.).

In accordance with CICA Handbook Section 3860, and following the fair value allocation approach, the Company allocated the proceeds as follows:

Common shares	$1,019,233
Convertible debenture
Equity component	1,478,083
Debt component	3,502,684
$6,000,000

Augusta Resource Corporation	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2007 AND 2006

6.	CONVERTIBLE DEBENTURE (continued)

The difference between the debt allocation of $3,502,684 and the repayment amount of $6,000,000 is interest expense, which has been accrued over the term of the debenture. Through March 31, 2006, $2,149,478 of the interest expense had been accrued including $448,130 for the first quarter of 2006.

On November 17, 2005 the Company renegotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. As consideration, the Company agreed to issue 750,000 warrants with an exercise price of $1.44 expiring in one year, for which regulatory approval was received on March 15, 2006. The fair value of the warrants issued was $288,938, which was allocated to debt ($203,193) and equity ($85,745).

On December 1, 2005, the Company retired $3,000,000 of the convertible debenture plus interest of $270,000 through payment of $1,620,000 in cash and the issuance of 1,500,000 common shares at a price of $1.10 per share.

The remaining debenture was retired on June 1, 2006 with the payment of $3 million cash.

7.	SHARE CAPITAL

(a)	Authorized:	Unlimited number of common shares without par value.

(b)	Issued:

Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2005	39,514,593	$18,437,248
Issued for warrants exercised	9,828,807	4,430,223
Issued for options exercised	195,667	53,020
Issued for special warrants exercised	23,210,000	37,411,857
Common shares, Balance at December 31, 2006
and March 31, 2007	72,749,067	$60,332,348

Augusta Resource Corporation	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2007 AND 2006

7.	SHARE CAPITAL (continued)

	(c)	Private Placement

On March 17, 2006 the Company closed a brokered private placement of 23,210,000 Special Warrants with gross proceeds of $44,099,000. Each Special Warrant is convertible, without payment of additional consideration, into a unit consisting of one common share (23,210,000 shares) and one-half transferable common share purchase warrant (11,605,000 warrants). Each whole warrant will entitle the holder to acquire, at any time within two years, one common share of the Company at a price of $3.10 expiring on March 17, 2007 and $4.10 expiring on March 17, 2008. Fair value of the Special Warrants is $6,687,143. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 87% on the underlying shares, a risk free interest rate of 4.00%, a two year term to expiry and no annual dividends.

The Company filed and obtained a receipt for a short form prospectus, which qualifies the distribution of the common shares and warrants underlying the Special Warrants effective April 28, 2006.

In consideration for their services, the agents received a cash commission equal to 6% of the gross proceeds, totaling $2,645,940 from the offering and 1,392,600 agent’s warrants exercisable into common shares which is equal to 6% of the number of Special Warrants sold. Each agent’s warrant will entitle the holder to acquire one common share of the Company at a price of $3.10 expiring March 17, 2007 and $4.10 expiring March 17, 2008. Fair value of the agent’s warrants is $1,030,524 and has been accounted for as a share issue cost. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 87% on the underlying shares, a risk free interest rate of 4.00%, a two year term to expiry and no annual dividends.

	(d)	Options

On March 31, 2007, certain directors and officers of the Company held 5,371,667 stock options, and certain employees of the Company held 439,500 stock options to purchase common shares of the Company. The following table summarizes the status of the Company’s stock option plans as at March 31, 2007:

	2007
		Average
		Exercise
	Number of Shares	Price
Outstanding at beginning of year	4,801,167	$1.76
Granted	1,035,000	$2.12
Cancelled	(25,000)	$1.78
Outstanding at end of period	5,811,167	$1.83

Options exercisable at March 31, 2007	1,686,167	$1.66

Augusta Resource Corporation	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2007 AND 2006

7.	SHARE CAPITAL (continued)

(d)	Options (continued)

The fair value of stock compensation was determined using the Black-Scholes option- pricing model. Under this method the expected term assumption takes into consideration assumed rates of employee turnover as well as expectations of when options would be exercised and represents the estimated average length of time stock options remain outstanding before they are exercised or forfeited. The expected volatility assumptions have been developed using the historical Canadian dollar share price. The risk-free rate is based on the Bank of Canada rate for zero interest bonds in effect at the time of the grant that corresponds to the expected term of the option.

	2007	2006
Valuation assumptions
Expected term (years)	3	3
Expected volatility	69%	99 - 108%
Weighted average volatility	69%	103%
Expected dividend yield	-	-
Risk-free interest rate	3.93%	4.09 - 4.14%
Weighted average risk-free rate	3.93%	4.12%

The following table summarizes the status of the Company’s stock option plans as at March 31, 2007:

	Options Outstanding and Exercisable

		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Exercise
Prices	March 31, 2007	Life	Prices	March 31, 2007	Prices
$ 0.33	66,667	0.1 Years	$ 0.33	66,667	$ 0.33
$ 0.10	104,500	2.6 Years	$ 0.10	104,500	$ 0.10
$ 2.05	450,000	3.0 Years	$ 2.05	450,000	$ 2.05
$ 1.96	125,000	3.0 Years	$ 1.96	93,750	$ 1.96
$ 2.30	100,000	3.3 Years	$ 2.30	100,000	$ 2.30
$ 1.56	2,035,000	3.4 Years	$ 1.56	696,250	$ 1.56
$ 1.55	150,000	3.5 Years	$ 1.55	75,000	$ 1.55
$ 2.07	816,000	4.0 Years	$ 2.07	-	$ 2.07
$ 2.20	539,000	4.0 Years	$ 2.20	100,000	$ 2.20
$ 1.78	340,000	4.3 Years	$ 1.78	-	$ 1.78
$ 1.90	50,000	4.3 Years	$ 1.90	-	$ 1.90
$ 2.12	1,035,000	5.0 Years	$ 2.12	-	$ 2.12
	5,811,167	3.5 Years	$ 1.83	1,686,167	$ 1.66

Augusta Resource Corporation	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2007 AND 2006

7.	SHARE CAPITAL (continued)

	(e)	Warrants

The following table summarizes information about warrants outstanding at March 31, 2007. Each warrant is exercisable into one common share.

			Outstanding at
			December 31,				Outstanding at
Currency	Exercise Price	Expiry Dates	2006	Issued	Exercised	Expired	March 31, 2007
USD	$ 0.16	May 6, 2007	3,750,000	-	-	-	3,750,000
CDN	$ 3.00	June 29, 2007	2,200,000	-	-	-	2,200,000
CDN	$ 4.10	March 17, 2008	12,997,600	-	-	-	12,997,600
			18,947,600	-	-	-	18,947,600

(f)	Contributed Surplus

On March 31, 2007, the contributed surplus was as follows:

2007
Balance - Beginning of period	$14,764,927
Stock based compensation expense for the year	447,070
Balance - End of period	$15,211,997

8.	RELATED PARTY TRANSACTIONS

During the period ending March 31, 2007, the Company incurred expenses of $Nil (2006 - $7,500) for administrative services provided by a company in which a director of the Company has a 25% interest.

At March 31, 2007, $212,017 of accounts receivable (2006 - $6,291) is due from related companies, which share office space and certain common directors with the Company. Also, included in accounts receivable at December 31, 2006 is an amount of $48,749 (2006 - $23,917 accounts payable) due from a company in which a director of the Company has a 25% interest. At March 31, 2007, $45,000 (2006 - $18,750) is due to the Vice President Administration of the Company for accrued salaries.

All related party transactions are recorded at the exchange value.

Augusta Resource Corporation	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2007 AND 2006

9.	FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and notes, advances and other as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

10.	COMMITMENTS

The Company leases building premises recorded as operating leases. The terms of the leases extend through to June 30, 2009. The future minimum lease payments are as follows:

Year

2007	$76,750
2008	97,470
2009	49,900
Total	$224,120

Augusta Resource Corporation	16

CORPORATE INFORMATION

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

	Telephone:	(604) 687-1717
	Facsimile:	(604) 687-1715

Website: www.augustaresource.com
E-mail: info@augustaresource.com

DIRECTORS	Donald B. Clark
Gil Clausen
W. Durand Eppler
Christopher M.H. Jennings
Michael A. Steeves
Robert P. Wares
Richard W. Warke (Chairman)

OFFICERS	Gil Clausen ~ President and Chief Executive Officer
Bruce Nicol ~ Senior Vice President and Chief Financial Officer
Donald B. Clark ~ Vice President Administration
Mike Clarke ~ Vice President Exploration
Lance Newman ~ Vice President Metallurgical Operations
James Sturgess ~ Vice President Projects and Environment
Richard Warke ~ Vice President Corporate Development
Purni Parikh ~ Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	#401 - 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS	Ernst & Young, LLP
700 – West Georgia Street
Vancouver, BC V7Y 1C7

SOLICITORS	Fasken Martineau DuMoulin LLP
Suite 2100,
1075 West Georgia Street
Vancouver, BC V6E 3G2

SHARES LISTED	Toronto Stock Exchange
American Stock Exchange
Trading Symbol ~ AZC

Augusta Resource Corporation		19